FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Date:	Type of Meeting:	Number of Votes Casted on each item of the agenda:	Matters Voted:
April 28, 2006	General Ordinary Shareholders Meeting	Votes in favor: 2,518,787,746 Votes against or withheld: 0 Abstentions: 0 Non-attendance: 322,149,120 Broker Non-Votes: Not Applicable	Please see below:

FIRST: Approval of the report presented by the Board of Directors regarding the fiscal year ended December 31, 2005, in accordance with article 172 of the “Ley General de Sociedades Mercantiles” (Mexican Corporations Law), including the report regarding the transactions of the Corporation, the financial statements of the Corporation, the consolidated financial statements of the Corporation and its subsidiaries, as well as the report presented by the Statutory Auditor and the report presented by the Audit Committee, all of them in the terms in which they were presented, ratifying and approving all actions and acts performed by the Directors.

SECOND: Approval of the proposal for the application of the balance of the income statement regarding the fiscal year of 2005, as follows:

(amounts in pesos as of December 31, 2005)

Losses to be applied from previous fiscal years:	$(1,824,758,327)
Net Profit of the fiscal year ended on December 31, 2005:	$284,425,048
Net Balance of Losses to be applied:	$(1,540,333,279)

THIRD: Approval of the appointment of the persons listed below as Members of the Board of Directors of Axtel, S.A. de C.V., provided that each Director shall have its own Alternate, as follows:

DIRECTORS:	ALTERNATE DIRECTORS:
TOMAS MILMO SANTOS	FEDERICO GIL CHAVEZNAVA
THOMAS MILMO ZAMBRANO	PATRICIO JIMENEZ BARRERA
LORENZO ZAMBRANO TREVIÑO	FRANCISCO GARZA ZAMBRANO
ALBERTO SANTOS DE HOYOS	ALBERTO SANTOS BOESCH
ALBERTO GARZA SANTOS	DAVID GARZA SANTOS
HECTOR MEDINA AGUIAR	RAMIRO VILLARREAL MORALES
BERNARDO GUERRA TREVIÑO	MAURICIO MORALES SADA
BERTRAND F. GULLOT	PATRICIO D’APICE
IAIN AITKEN	RON DRAKE
LAWRENCE H. GUFFEY	BEJAMIN JENKINS

FOURTH: The Corporation qualified Messrs. Bertrand F. Guillot, Iain Aitken, Bernardo Guerra Treviño and Lawrence H. Guffey, as well as their respective Alternates Patricio D’Apice, Ron Drake, Mauricio Morales Sada and Benjamin Jenkins, as Independent Directors of the Corporation.

FIFTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez as Chairman, Secretary and Prosecretary (Alternate Secretary), respectively, of the Board of Directors of the Corporation, provided that the last two of them will not be considered as Members of the Board.

SIXTH: Approval of the appointment of Mr. Gerardo Gonzalez Rodriguez as Statutory Auditor of the Corporation, and also of Mr. Ricardo Gonzalez Villarreal, as Alternate Statutory Auditor.

SEVENTH: Approval to grant to the Members of the Board and to the Statutory Auditors of the Corporation as fees for their services, the amount of $30,000.00 (Thirty Thousand Pesos Mex. Cy.) for their attendance to each Board of Directors meeting of the Corporation, and the amount of $20,000.00 (Twenty Thousand Pesos Mex. Cy.) for their attendance to each meeting to be held by the different Committees created by the Board of Directors upon notice of the respective meeting; provided however that the fees mentioned above will only be received by those Members of the Board which do not have a working relationship with the Corporation or with any of its subsidiaries.

EIGHTH: Approval of the appointment of Messrs. Tomas Milmo Santos, Alberto Jesus Morales Martinez, Federico Gil Chaveznava and Rodolfo Paez Gonzalez as special delegates in order to, being able to act individually any of them, appear before the Notary Public of its choice to formalize the minute drafted out from this meeting, to formalize and comply with the resolutions adopted at the meeting, as well as to conduct the filing of such resolutions at the Public Registry of Commerce, if necessary.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Jose Antonio Velasco Jose Antonio Velasco Managing Director
Date: May 10, 2006